UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                                                 Commission File Number  0-10714
                                                                        --------

                           NOTIFICATION OF LATE FILING

    (Check one):   Form 10-K |X|   Form 20-F |_|   Form 11-K |_|   Form 10-Q |_|

                  Form N-SAR |_|  Form N-CSR |_|

For period ended  January 31, 2004
                  ----------------

 |_|  Transition Report on Form 10-K      |_|  Transition Report on Form 10-Q
 |_|  Transition Report on Form 20-F      |_|  Transition Report on Form N-SAR
 |_|  Transition Report on Form 11-K

         For the transition period ended
                                        ---------------------------------

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant E Com Ventures, Inc.

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number)

251 International Parkway
--------------------------------------------------------------------------------
City, state and zip code  Sunrise,  Florida  33325
                          ------------------------------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject  annual  report,  semi-annual  report,  transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|         (c)   The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

      The Registrant has devoted its resources toward the further development of its business and could not file its Annual Report on Form 10-K within the prescribed time period without undue effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

      A. Mark Young              (954)        335-9100
      -------------            ---------   ----------------
         (Name)               (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof
|X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment 1.

                              E Com Ventures, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 30, 2004                       By:    /s/ A. MARK YOUNG
       ---------------                             -----------------------------
                                                   A. Mark Young,
                                                   Chief Financial Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                              E Com Ventures, Inc.

                           Attachment 1 to Form 12b-25

      The Registrant expects to report a net loss of approximately $12,872,000 for the fiscal year ended January 31, 2004, as compared to a net loss of $2,825,700 for the prior fiscal year. Included in the expected net loss is approximately $4.9 million attributable to change of control expenses and $2.6 million attributable to a provision for merchandise which the Company intends to discontinue offering for sale in its stores. The Registrant expects to report an increase in Net Sales to approximately $212,500,000 (as compared to $201,513,897 for the prior fiscal year), as a result of an increase in wholesale sales, offset by a decrease in retail sales.